Exhibit 20.1
FROM:                                  FOR:
Swenson NHB Investor Relations         Sparta Foods, Inc.
121 South Eighth St., Suite 1111       1565 First Ave. NW
Minneapolis, Minn. 55402               New Brighton, Minn. 55112
Contact: Doug Ewing                    Contact: A. Merrill Ayers, CFO,
(612) 371-0000                         (612) 697-5500

FOR IMMEDIATE RELEASE

   SPARTA FOODS ANNOUNCES SUBSTANTIAL MINORITY INTEREST INVESTMENT BY HARVEST
                               STATES COOPERATIVES

         ST. PAUL, Minn., Feb 25 -- Sparta Foods, Inc., (Nasdaq: SPFO) announced today the completion of a private placement of $2,500,000 of convertible preferred stock, purchased by Harvest States Cooperatives, headquartered in St. Paul, Minn. These shares are convertible into 1,515,151 shares of common stock at $1.65 per share.
         Joel P. Bachul, president and chief executive officer of Sparta Foods, said "We are pleased to welcome Harvest States as a significant investor in Sparta Foods and view this as a strategic alliance which will benefit both companies. Sparta Foods requires additional resources to fund its expansion and establish a preeminent position in the high-growth tortilla food product market, in which it is already a major regional leader."
         As a result of the investment Harvest States will have a beneficial equity interest in Sparta Foods of approximately 18 percent and will gain a seat on the board of directors. Proceeds from the private placement will be used to repay certain debt and for general working capital purposes.
        Sparta Foods is a regional market leader in the production and distribution of tortillas and value-added tortilla products to the food service and retail foods industries. The Company's product line includes tortillas, tortilla chips, picante and other salsas. Sparta Foods distributes its food products to retail grocery chains principally under the LaCanasta(R), Cruz(R), and La Campana Paradiso(R) labels. Foodservice customers include Perkins Family Restaurants, Friendly's Restaurants and other nationally-known restaurants and distributors.
        Certain statements made by the chief executive officer of Sparta Foods relating to a strategic alliance which will benefit both companies and the need for additional resources to fund its continued expansion and establishment of a preeminent position in the high-growth tortilla food product market are forward-looking statements that reflect risks and uncertainties which could cause actual results to differ materially from those projected. Factors that could cause actual results to differ from projected results include, but are not limited to, the following: the expectation of a beneficial strategic alliance may be impacted by actions and events not within the control of either party; and the ability of Sparta Foods to achieve a preeminent position in the tortilla food market depends on its ability to continue to develop high quality products at competitive prices, the market acceptance of such products and other competitive factors.
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02/25/98